Securities Act File No. 333-221323

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

☐   Pre-Effective Amendment No. ☒   Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.
(Exact Name of Registrant as Specified in its Charter)

Registrant's Telephone Number, including Area Code: (212) 922-6000

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166
(Address of Principal Executive Offices)

Jeff Prusnofsky, Esq.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166
(Name and Address of Agent for Service)

COPY TO:

David Stephens, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act").

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.
2.	Part C to the Registration Statement (including signature page).
3.	Exhibit (12) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an opinion and consent of counsel as to tax matters in connection with the reorganization of Insight Investment Grade Bond Fund, a series of FundVantage Trust, into the Registrant as Exhibit (12) to Item 16 to this Registration Statement on Form N-14 (the "Registration Statement").

Parts A and B of the Registration Statement filed with the Securities and Exchange Commission (the "SEC") on November 3, 2017 and the definitive versions thereof filed with the SEC on December 8, 2017 pursuant to Rule 497 under the Securities Act, are incorporated by reference herein.

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.
PART C
OTHER INFORMATION

Item 15	Indemnification.

The response to this item is incorporated by reference to Item 30 of Part C of Post-Effective Amendment No. 13 to the Registrant's Registration Statement on Form N-1A, filed on October 31, 2017 (File No. 333-202460) ("Post-Effective Amendment No. 13").

Item 16	Exhibits.

(1)(a)	Registrant's Articles of Incorporation are incorporated by reference to Exhibit (a)(i) of the Registrant's Registration Statement on Form N-1A, filed on March 3, 2015 (the "Registration Statement").

(1)(b)	Articles Supplementary are incorporated by reference to Exhibit (a)(ii) of the Registration Statement.

(1)(c)	Articles Supplementary with respect to adding Class T shares are incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 7 to the Registration Statement, filed on March 24, 2017 ("Post-Effective Amendment No. 7").

(1)(d)	Articles Supplementary are incorporated by reference to Exhibit (a)(4) of Post-Effective Amendment No. 13.

(2)	Registrant's By-Laws are incorporated by reference to Exhibit (b) of Pre-Effective Amendment No. 2 to the Registration Statement, filed on November 4, 2015 ("Pre-Effective Amendment No. 2").

(3)	Not Applicable.

(4)	Agreement and Plan of Reorganization.*

(5)	Reference is made to Exhibits (1) and (2) hereof.

(6)(a)	Management Agreement is incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 13.

(6)(b)	Sub-Investment Advisory Agreement for BNY Mellon Absolute Insight Multi-Strategy Fund and BNY Mellon Insight Broad Opportunities Fund is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 13.

(6)(c)	Sub-Investment Advisory Agreement for BNY Mellon Insight Core Plus Fund.*

(6)(d)	Expense Limitation Agreement with respect to BNY Mellon Insight Broad Opportunities Fund is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 13.

(7)(1)	Amended and Restated Distribution Agreement is incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 13.

(7)(2)	Forms of Broker-Dealer Selling Agreement and Bank Selling Agreement are incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 5 to the Registration Statement, filed on February 27, 2017 ("Post-Effective Amendment No. 5").

(7)(3)	Form of Service Agreement is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 5.

(8)	Not Applicable.

(9)(a)	Custody Agreement is incorporated by reference to Exhibit (g) of Pre-Effective Amendment No. 2.

(9)(b)	Second Amendment to Custody Agreement is incorporated by reference to Exhibit (g)(2) of Post-Effective Amendment No. 5.

(10)(a)	Distribution Plan (Rule 12b-1 Plan) is incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 13.

(10)(b)	Rule 12b-1 Service Plan with respect to Class T shares is incorporated by reference to Exhibit (m)(2) of Post-Effective Amendment No. 7.

(10)(c)	Rule 18f-3 Plan is incorporated by reference to Exhibit (n) of the Post-Effective Amendment No. 13.

(11)	Opinion and Consent of Venable LLP.*

(12)	Opinion and Consent of counsel regarding tax matters.**

(13)	Not Applicable.

(14)	Consent of Ernst & Young LLP, the independent registered public accounting firm of the Registrant and Insight Investment Grade Bond Fund.*

(15)	Not Applicable.

(16)	Power of Attorney.*

(17)(a)	The Prospectus of the Registrant is incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement ("Post-Effective Amendment No. 14"), to be filed on or about November 28, 2017.

(17)(b)	The Statement of Additional Information of the Registrant is incorporated herein by reference to Post-Effective Amendment No. 14.

*	Incorporated by reference to the Registration Statement on Form N-14, filed on November 3, 2017.

**	Filed herewith.

Item 17.	Undertakings.

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the Registrant, in the City of New York, and State of New York on the 23rd day of July, 2018.

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.

By:	/s/ Bradley J. Skapyak*
Bradley J. Skapyak, President

/s/ Bradley J. Skapyak*	President (Principal Executive Officer)	July 23, 2018
Bradley J. Skapyak

/s/ James Windels*	Treasurer (Principal Financial and	July 23, 2018
James Windels	Accounting Officer)

/s/ Joseph S. DiMartino*		July 23, 2018
Joseph S. DiMartino	Chairman of the Board

/s/ Gordon J. Davis*	Board Member	July 23, 2018
Gordon J. Davis

/s/ Joni Evans*	Board Member	July 23, 2018
Joni Evans

/s/ Joan L. Gulley*	Board Member	July 23, 2018
Joan L. Gulley

/s/ Ehud Houminer*	Board Member	July 23, 2018
Ehud Houminer

/s/ Alan H. Howard*	Board Member	July 23, 2018
Alan H. Howard

/s/ Robin A. Melvin*	Board Member	July 23, 2018
Robin A. Melvin

/s/ Burton N. Wallack*	Board Member	July 23, 2018
Burton N. Wallack

/s/ Benaree P. Wiley*	Board Member	July 23, 2018
Benaree P. Wiley

*BY:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Attorney-in-Fact

Exhibit Index

(12)	Opinion and Consent of counsel regarding tax matters.